UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of April 2018

Commission File Number: 001-37847

MOTIF BIO PLC
(Translation of registrant's name into English)

125 Park Avenue
25th Floor
New York , New York  10017
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

MOTIF BIO PLC
FORM 6-K

Motif Bio Announces New Iclaprim Data being Presented at ECCMID 2018

Motif Bio plc (the “Company”) announced that new clinical and pre-clinical data with its investigational drug candidate iclaprim are being presented at the 28th European Congress of Clinical Microbiology and Infectious Diseases.

The information contained in this report on Form 6-K, except for the press release attached as Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-222614 and 333-222042), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Positive efficacy and safety results from REVIVE-2 Phase 3 trial in ABSSSI

The REVIVE-2 study was a global Phase 3 trial evaluating iclaprim in patients with acute bacterial skin and skin structure infections (“ABSSSI”). As previously reported, the study met its primary endpoint of non-inferiority (“NI”) (10% margin) compared to vancomycin, the current standard of care, at the early time point, 48 to 72 hours after the start of administration of the study drug, in the intent-to-treat (“ITT”) patient population. Iclaprim also achieved NI (10% margin) at the test of cure endpoint, 7 to 14 days after study drug discontinuation, in the ITT patient population.

More detailed safety results are being presented at the conference.  Iclaprim was well tolerated in the trial, and 75% of adverse events in the study were categorized as mild. Levels of serum creatinine, a blood test that measures kidney function, were not affected in patients using iclaprim compared to vancomycin. There were no study-drug related treatment emergent adverse events related to nephrotoxicity (kidney toxicity) reported for patients treated with iclaprim, compared to 2 (0.7%) for vancomycin. There were no deaths in the iclaprim arm and one in the vancomycin arm.

Iclaprim potential to avoid costs related to vancomycin-associated acute kidney injury in patients hospitalized for ABSSSI

Data are also being presented on potential cost savings opportunities for hospitals by using iclaprim to treat ABSSSI and so avoiding costs related to vancomycin-associated acute kidney injury (“VA-AKI”).  Patients who are obese, diabetic or who have renal impairment are at particular risk for VA-AKI. Vancomycin is the most frequently prescribed antibiotic for adults hospitalized with ABSSSI.

In a separate study, also conducted by Tom Lodise, Ph.D., PharmD, Professor at Albany College of Pharmacy and Health Sciences, and his colleagues, evaluating the frequency of VA-AKI and healthcare utilization among Veterans’ Affairs patients hospitalized with skin and skin structure infections, VA-AKI incidence was 9.2%. Hospital length of stay was extended by five days for patients with VA-AKI, and many patients with VA-AKI required a nephrology physician consultation and acute dialysis.

Recent in vitro data support iclaprim activity against MRSA and other drug-resistant pathogens

Data are being presented that show that iclaprim continues to be active against a variety of antibiotic-resistant pathogens like methicillin-resistant (“MRSA”) and methicillin–susceptible (“MSSA”) staphylococcus aureus. Iclaprim and the comparator antibiotics were tested against MRSA, MSSA and other skin and soft tissue pathogens collected during 2015-2016 from Europe.

Exhibits

Exhibit 99.1	Press release issued by Motif Bio plc, dated April 19, 2018, entitled “Motif Bio Announces New Iclaprim Data being Presented at ECCMID 2018.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOTIF BIO PLC

Date: April 19, 2018	By:	/s/ Graham Lumsden
	Name:	Graham Lumsden
	Title:	Chief Executive Officer